UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that on the recommendation of the Nomination & Remuneration Committee of the Company, the Board of Directors through resolution passed by circulation dated May 16, 2020 have considered and approved the re-appointment of Ms. Priya Agarwal (DIN 05162177) as Non- Executive Director of the Company for a period of three (3) years effective May 17, 2020 till May 16, 2023, liable to retire by rotation and subject to shareholders approval at the ensuing Annual General Meeting.

Brief Profile

Ms. Agarwal brings with her experience in Public Relations with Ogilvy & Mather and in Human Resources with Korn Ferry International. She has done B.Sc. Psychology with Business Management from the University of Warwick in the UK. She anchors CSR, PR & Communications for the Group. Considering Ms. Agarwal’s expertise, performance and contribution in building Vedanta Brand and performance evaluation, her continued association would be of immense benefit to the Company.

Further, in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of the Companies (Specification of Definition Details) Rules, 2014, Ms. Priya is daughter of Mr. Anil Agarwal, Non-Executive Chairman of the Company and is not related inter-se with any of the other Directors of the Company.

Also, in compliance with the SEBI regulations, this is to confirm that Ms. Agarwal has not been debarred from holding the office of director by virtue of any SEBI order or any other such authority.

Kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer